FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2006

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

2.

Madison Minerals Inc. News Release Dated June 6, 2006,

3.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

4.

Madison Minerals Inc. News Release Dated June 26, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: July 7, 2006

By:

“Chet Idziszek”

 Chet Idziszek

Its:       President

(Title)

July 7, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 6, 2006

Item 3.

Press Release

June 6, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Drilling contract signed for the Lewis Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 12th day of June 2006.

MADISON MINERALS INC.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

June 6, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

DRILL CONTRACT SIGNED FOR LEWIS PROPERTY

Madison Minerals Inc. (TSX-V: MMR) is pleased to announce the execution of the drilling contract for its upcoming drill program at its Lewis Property in Lander County, Nevada.  Madison is the operator of the Phoenix Joint Venture and has retained Layne Christensen to undertake a reverse-circulation drilling program totalling approximately 22,000 feet in 40 drill holes on targets at both the Virgin Structural Zone and the Buena Vista area.

The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.  The Phoenix Joint Venture, which is comprised of Madison as to a 60% interest and Great American Minerals, Inc. as to a 40% interest, is exploring the Lewis Property.

Previously announced Madison drilling results at the Lewis Property include: 0.152 oz/t gold over 45.0 feet (MAD-32), 0.101 oz/t gold over 225.0 feet (MAD-20), 0.065 oz/t gold over 280.0 feet (MAD-18) and 0.512 oz/t gold over 105.0 feet (MAD-5).  The drilling program is scheduled to begin in early to mid July after mobilization of the drill rig.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THIS PRESS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 26, 2006

Item 3.

Press Release

June 26, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Drilling results for the Mt. Kare Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 26th day of June 2006.

MADISON MINERALS INC.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

June 26, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

DRILL RESULTS FROM MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of the initial drilling results from Buffalo’s 2006 exploration program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“assay results from the first thirteen drill holes from its infill drilling program at the Mt. Kare Gold Project in Papua New Guinea.  Highlights of the drill results include:

114.8 metres of 4.03 g/t gold in hole MK06-38

9.1 metres of 13.11 g/t gold in hole MK06-09 (Hole abandoned while still in mineralization due to drill conditions.  Buffalo plans to redrill the hole.)

56.0 metres of 3.76 g/t gold in hole MK06-19

A summary of drill intersections can be found below in Table 1.

The drilling results confirm the well-mineralised nature of the Western Roscoelite Zone (WRZ) which is the main target of the Mt. Kare project. These drill results will be used in the recalculation of the resource estimate as part of the planned pre-feasibility study.

BUFFALO EXPANDS SCOPE OF PRE-FEASIBILITY STUDY

Buffalo has now expanded its 2006 drill plans for the Mt. Kare project, increasing the program to 6500 metres to include additional targets.  A second diamond drill has been mobilized to the project to speed up the completion of the remaining infill drill holes and to drill step-out and exploration holes.

The infill and step-out drilling will concentrate on the Western Roscoelite Zone which is the main target of a planned pre-feasibility study originally scheduled for completion in November 2006.  However, the Company believes that there is significant additional mineral potential outside of the Western Roscoelite zone.  Buffalo has therefore decided to drill test additional targets defined through the interpretation of geophysical surveys and surface exploration so that they may be included in the pre-feasibility study and in the overall development plan.  The plan now is to complete the expanded pre-feasibility study by June 2007, many aspects of which are already underway.

MT. KARE RESOURCE AT 1.8 MILLION OUNCES GOLD

Watts Griffis McOuat (WGM) completed a resource estimate for the Mt. Kare deposit in January 2000.  This historical resource calculation was recently reviewed by Snowden Mining Industry Consultants (Snowden) as part of their NI 43-101 technical report completed in March 2006.  Snowden concluded that the 2000 estimate by WGM was in accordance with the JORC Code (2004) and the standards for reporting Mineral Resources defined in NI 43-101.

Mt. Kare Resource Estimate

(From the Mt. Kare Audit and Resource Estimate prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat ("WGM") in November of 1998 and updated by WGM in January of 2000. Based on a block-model cut-off grade of 1.0 g/t Au-equivalent with the cutting off of high grade Au assays at 30 g/t.  Verified by Snowden Mining Industry Consultants, March 2006)

Resource Classification	Million Tonnes	Au g/t	Ag g/t
Indicated Mineral Resources	14.68	2.36	33.7
Inferred Mineral Resources	10.85	1.98	22.7

The resource estimate will be updated as part of the planned pre-feasibility study.

Table 1. Summary of Mt. Kare 2006 Drill Intersections to June 20th
Drill Hole*	From	To	Length	Gold	Silver
	(m)	(m)	(m)	(g/t)	(g/t)
MK06-03	1.5	40.0	38.5	3.02	3.45
including	1.5	15.0	13.5	5.60	3.15
MK06-04	No significant results
MK06-05	46.0	48.0	2.0	2.52	21.75
MK06-06	29.5	61.0	31.5	1.75	22.37
including	52.5	59.0	6.5	4.05	50.41
MK06-08	1.5	16.0	14.5	1.54	26.85
MK06-09**	1.5	22.0	20.5	1.91	32.32
and	43.0	52.1	9.1	13.64	4.55
MK06-19**	40.8	96.8	56.0	3.76	32.60
including	76.0	96.8	20.8	7.97	21.53
MK06-22	43.0	68.0	25.0	1.51	11.20
and	86.0	90.0	4.0	2.83	1.23
MK06-23	10.2	18.5	8.3	2.05	45.85
MK06-24	22.0	33.0	11.0	1.33	7.27
and	51.0	72.0	21.0	3.31	20.37
including	66.0	72.0	6.0	6.37	14.15
MK06-31	6.0	12.0	6.0	1.84	5.50
MK06-32	27.0	56.0	29.0	1.86	16.02
MK06-38	18.20	133.0	114.8	4.03	23.10
including	51.0	69.0	18.0	7.74	63.68
*Holes are not drilled in numerical or sequential order.
**Incomplete intersection, borehole abandoned.

True widths from the drill intersections have not yet been estimated.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.”

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000-29250. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.